UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the six-months ended June 30, 2022

Abundant Robotics, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11769

Delaware	87-3676328
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1661 E Franklin Ave El Segundo, CA	90245
(Address of principal executive offices)	(Zip Code)

310-431-1186
Registrant’s telephone number, including area code

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

In this Semi-Annual Report, the terms “we”, “Abundant Robotics”, or “the Company” refers to Abundant Robotics, Inc.

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties.

The financial statements included in this filing are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make the interim financial statements not misleading have been included.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Operating Results – Fiscal Year Periods Ended June 30, 2022 and 2021

Through June 30, 2022, the Company has in early stage development and had not recorded any revenues.

In the six months ended June 30, 2022, operating expenses were $2,704,867. The Company did not incur any operating expenses in 2021. In April 2022, the Company issued 831,025 shares of common stock to pursuant to an intellectual property agreement to purchase certain patent applications. The Company recognized $2,210,360 in research and development expense, representing a fair value of $2.67 per share as per the Regulation A+ offering. The Company also incurred $149,999 and $62,870 in general & administrative and sales & marketing expenses in the first half of 2022, respectively, mostly related to business development and fundraising efforts.

Our operating expense are also reflected in an accrued liability to Wavemaker Labs for services rendered under the Company’s Master Services Agreement with Wavemaker Labs, which included research & development activities to build the commercial unit and general support activities focused on business development and fundraising efforts. These reflected expenses do not result in an out flow of cash, but rather an accrued liability to Wavemaker Labs.

We anticipate that operating expenses will increase further as we take on costs associated with developing an MVP that is appropriately priced.

Liquidity and Capital Resources - Fiscal Year Periods Ended June 30, 2022 and 2021

As of June 30, 2022, the Company had $33,628 in cash and cash equivalents, and total current assets of $69,202. At this same time, we have also recorded current liabilities of $1,250,412, representing a current account deficit of $1,216,784.

The Company entered into an agreement with Wavemaker Labs, a related party under common control, for consulting, technology, general support activities, and product development services. As of June 30, 2022, the Company had incurred $262,885 of fees under this agreement. The services incurred represent total labor costs incurred by the Company at a commercial rate less the actual labor costs of the related entity plus a 10% mark-up on materials costs. This agreement also represents the largest contributor to our current related party liability of $689,074 outstanding as of June 30, 2022.

The Company entered into agreements with Wax, Inc. a related party under common control, for consulting, technology, general support activities, and product development services. During 2022, the Company incurred $150,000 of fees under this agreement, which was included in accounts payable, related party as of June 30, 2022.

The Company launched a Regulation A+ offering in January 2022 to raise up to $24,000,000. In the six months ended June 30, 2022, the Company received net proceeds of $23,000. In addition to this Regulation A crowdfunding offering, the Company may try to raise additional capital through other crowdfunding offerings, equity issuances, or other available methods. Absent additional capital, the Company may be forced to significantly reduce expenses and could become insolvent.

During 2022, the Company advanced $28,500 Future Labs VII, a related entity. The loan matures in 2022 and earn interest at 3% per annum. As of June 30, 2022, the entire amount was outstanding. The Company recognized interest income of $7,074 in 2022 pertaining to the note.

In October 2021, a related entity, Future VC, LLC, purchased certain intellectual property and simultaneously transferred the intellectual property to the Company for $550,000 (see Note 7).  On October 28, 2021, the Company entered into a loan agreement with WMLA for $300,000 and on November 1, 2021, the Company entered into a loan agreement with WMLA for $250,000. These funds were used to purchase the intellectual property from Future VC, LLC.  The loans mature on October 28, 2022 and November 1, 2022, respectively, and bear interest at 3% per annum, compounded annually. As of June 30, 2022, $550,000 remained outstanding.

During 2022, the Company recognized interest expense of $9,341, all which is accrued and unpaid as of June 30, 2022.

Trend Information

For the first 6 months of 2022, the Company began ramping up its marketing and fundraising efforts in preparation for the launch of its Regulation A+ equity crowdfunding offering on WAX, Inc. These marketing and fundraising efforts were in part financed by Wavemaker Labs Asia as part of our Master Services Agreement. The Company had limited cash resources of its own during this time, and our reliance on Wavemaker Labs Asia has pushed back our product development phase into Q1 of 2023. Prior to that date, we anticipate we will need to incur increased expenses associated with engineering, research and development, marketing and fundraising.

Although many businesses have been financially impacted by COVID-19, we believe our product will see an increase in demand due to the contactless nature of the product. However, the effects of COVID-19 continue to evolve and remain uncertain for the foreseeable future.

Abundant Robotics, Inc.

INDEX TO EXHIBITS

2.1 Certificate of Incorporation*

2.2 Certificate of Amendment to Certificate of Incorporation*

2.3 Bylaws*

4.1 Form of Subscription Agreement*

6.1 Services Agreement between Wavemaker Labs Asia, Inc. and Abundant Robots, Inc.*

6.2 Loan Agreement between Wavemaker Labs Asia, Inc. and Abundant Robots, Inc. October 2021*

6.3 Loan Agreement between Wavemaker Labs Asia, Inc. and Abundant Robots, Inc. November 2021*

* Included as exhibits to the Company’s Form 1-A and pre-qualification amendments (SEC File No. 024-11776).

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Abundant Robotics, Inc.

By	/s/ James Buck Jordan
James Buck Jordan, Director
Abundant Robotics, Inc.
Date: September 28, 2022

The following persons in the capacities and on the dates indicated have signed this Offering Statement.

By	/s/ James Buck Jordan
James Buck Jordan, Chief Executive Officer
Abundant Robotics, Inc.
Date: September 28, 2022

By	/s/ James Buck Jordan
James Buck Jordan, Director
Abundant Robotics, Inc.
Date: September 28, 2022

By	/s/ Kevin Morris
Kevin Morris, Chief Financial Officer and Chief Accounting Officer
Abundant Robotics, Inc.
Date: September 28, 2022

ABUNDANT ROBOTICS, INC.

FINANCIAL STATEMENTS

JUNE 30, 2022

UNAUDITED

ABUNDANT ROBOTS, INC.

BALANCE SHEETS

	June 30,	December 31,
	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	33,628	1,500
Interest receivable, related party	7,074	-
Loan receivable, related party	28,500	-
Deferred offering costs	-	9,350
Total assets	$69,202	$10,850

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable, related party	$689,074	$275,468
Interest payable, related party	11,338	1,997
Loan payable, related party	550,000	550,000
Total liabilities	1,250,412	827,465

Commitments and contingencies

Stockholders' equity (deficit):
Preferred stock, $0.0001 par value, 1,000,000 shares authorized, no shares issued or outstanding as of June 30, 2022 and December 31, 2021	-	-
Class F stock, $0.0001 par value, 15,000,000 shares authorized, issued and outstanding as of June 30, 2022 and December 31, 2021	1,500	1,500
Common stock, $0.0001 par value, 40,000,000 shares authorized, no shares issued or outstanding as of June 30, 2022 and December 31, 2021, respectively	85	-
Additional paid-in capital	2,342,454	-
Accumulated deficit	(3,525,249)	(818,115)
Total stockholders' equity (deficit)	(1,181,210)	(816,615)
Total liabilities and stockholders' equity (deficit)	$69,202	$10,850

See accompanying notes, which are an integral part of these financial statements.

ABUNDANT ROBOTS, INC.

STATEMENT OF OPERATIONS

Six Months Ended
June 30, 2022
Net revenue	-

Operating expenses:
General and administrative	149,999
Sales and marketing	62,870
Research and development	2,491,998
Total operating expenses	2,704,867

Loss from operations	(2,704,867)

Other income (expense):
Interest expense	(9,341)
Interest income	7,074
Total other income (expense), net	(2,267)

Provision for income taxes	-
Net loss	$(2,707,134)

Weighted average common shares outstanding - basic and diluted	15,000,000
Net loss per common share - basic and diluted	$(0.18)

See accompanying notes, which are an integral part of these financial statements.

ABUNDANT ROBOTS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

							Additional		Total
	Preferred Stock		Class F Stock		Common Stock		Paid-in	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Equity (Deficit)
Balances at December 31, 2021	-	$-	15,000,000	$1,500	-	$-	$-	$(818,115)	$(816,615)
Issuance of common stock, net of offering costs	-	-	-	-	22,707	2	50,554	-	50,556
Issuane of common stock pursuant to intellictual property agreement	-	-	-	-	831,025	83	2,210,277	-	2,210,360
Stock-based compensation	-	-	-	-	-	-	81,622	-	81,622
Net loss	-	-	-	-	-	-	-	(2,707,134)	(2,707,134)
Balances at June 30, 2022	-	$-	15,000,000	$1,500	853,732	$85	$2,342,454	$(3,525,249)	$(1,181,210)

See accompanying notes, which are an integral part of these financial statements.

ABUNDANT ROBOTS, INC.

STATEMENT OF CASH FLOWS

Six Months Ended
June 30, 2022
Cash flows from operating activities:
Net loss	$(2,707,134)
Adjustments to reconcile net loss to net cash used in operating activities:
Issuane of common stock pursuant to intellictual property agreement	2,210,360
Stock-based compensation	81,622
Changes in operating assets and liabilities:
Interest receivable, related party	(7,074)
Accounts payable, related party	413,606
Interest payable, related party	9,341
Net cash used in operating activities	722
Cash flows from investing activities:
Issuance of loans to related parties	(28,500)
Net cash used in investing activities	(28,500)
Cash flows from financing activities:
Proceeds from issuance of common stock, net	59,906
Net cash provided by financing activities	59,906
Net change in cash and cash equivalents	32,128
Cash and cash equivalents at beginning of period	1,500
Cash and cash equivalents at end of period	$33,628

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-
Cash paid for interest	$-

See accompanying notes, which are an integral part of these financial statements.

ABUNDANT ROBOTS, INC.

NOTES TO THE FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS

Abundant Robots, Inc. (the “Company”) is a corporation organized on September 15, 2021 under the laws of Delaware. The Company was formed to sell automated apple harvesting robotic units.

Effective September 15, 2021, the Company issued 15,000,000 shares of its Class F stock to Wavemaker Labs Asia, Inc. (“WMLA”), a related entity, for a purchase price of $0.0001 per share (par value) for a total amount of $1,500. Upon this transaction, the Company became a wholly-owned subsidiary of WMLA.

As of June 30, 2022, the Company has not yet commenced planned principal operations nor generated revenue. The Company’s activities since inception have consisted of formation activities, research and development, and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company’s planned operations or failing to profitably operate the business.

2.	GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained a net loss of $2,707,134 for the six months ended June 30, 2022 and has incurred negative cash flows from operations for the period. As of June 30, 2022, the Company had an accumulated deficit of $3,525,249 and limited liquid assets with $33,628 of cash relative to current liabilities of $1,250,412.These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company’s fiscal year is December 31.

Use of Estimates

The preparation of the Company’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, the valuations of capital stock. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At June 30, 2022, all of the Company's cash and cash equivalents were held at one accredited financial institution.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company’s assets and liabilities approximate their fair values.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. To date, no revenue has been recognized.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred.

Research and Development Costs

Costs incurred in the research and development of the Company’s products are expensed as incurred.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation. The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense for using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed. As of December 31, 2021, the Company had capitalized $9,350 in deferred offering costs, which were included in additional paid-in capital in 2022.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of June 30, 2022, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of June 30, 2022 include shares of Class F stock (See Note 5).

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company adopted ASU 2016-02 on January 1, 2022 and it did not have any effect on its financial statements.

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity (“ASU 2020-06”), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the “if-converted” method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company’s current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company adopted ASU 2020-06 on January 1, 2022 and it did not have any effect on its financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4.

LOAN RECEIVABLE, RELATED PARTY

During 2022, the Company advanced $28,500 Future Labs VII, a related entity. The loan matures in 2022 and earn interest at 3% per annum. As of June 30, 2022, the entire amount was outstanding. The Company recognized interest income of $7,074 in 2022 pertaining to the note.

5.	LOAN PAYABLE, RELATED PARTY

In October 2021, a related entity, Future VC, LLC, purchased certain intellectual property and simultaneously transferred the intellectual property to the Company for $550,000 (see Note 7).  On October 28, 2021, the Company entered into a loan agreement with WMLA for $300,000 and on November 1, 2021, the Company entered into a loan agreement with WMLA for $250,000. These funds were used to purchase the intellectual property from Future VC, LLC.  The loans mature on October 28, 2022 and November 1, 2022, respectively, and bear interest at 3% per annum, compounded annually. As of June 30, 2022, $550,000 remained outstanding.

During 2022, the Company recognized interest expense of $9,341, all which is accrued and unpaid as of June 30, 2022.

6.	STOCKHOLDERS’ EQUITY (DEFICIT)

The Company's certificate of incorporation authorized the Company to issue three classes of stock: preferred stock, Class F stock and common stock. The Company is authorized to issue 1,000,000 shares of preferred stock, 15,000,000 shares of Class F stock, and 40,000,000 shares of common stock. All classes of stock have a par value of $0.0001 per share.

The preferred stock may be divided into such number of series as the Board of Directors may determine. The Board of Directors is authorized to determine and alter the rights, preferences, privileges and restrictions granted to or imposed upon any unissued series of preferred stock, and to fix the number of shares of any series of preferred stock and the designation of any such series of preferred stock.

The holders of each class of stock shall have the following rights and preferences:

Voting

Each holder of common stock shall have the right to one vote per share. Each holder of Class F stock shall have the right to one vote for each share of common stock into which such Class F stock could then be directly converted (without first being converted to another series of subsequent preferred stock), and with respect to each such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of common stock. The holders of Class F stock and common stock shall vote together as a single class on all matters.

Dividends

The holders of Class F stock and common stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Company legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, the entire assets of the Company legally available for distribution shall be distributed among the holders of the Class F stock and common stock pro rata based on the number of shares of common stock held by each (assuming conversion of all such Class F stock into common stock).

Redemption

No class of stock shall have any redemption rights.

Conversion

Each share of Class F stock shall be convertible, at the option of the holders, at any time after the date of issuance, into one share of common stock. Each share of Class F stock shall automatically be converted into one share of common stock immediately upon the date specified by written consent or agreement of the holders of a majority of the then outstanding shares of Class F stock.

Upon each preferred equity financing of at least $1,000,000, ten percent of the shares of Class F stock shall automatically converted into shares of the subsequent series of preferred stock that is issued in such equity financing at the applicable conversion ratio. In addition to the shares of Class F stock converted pursuant to the automatic conversion, any share of Class F stock that is sold by the holder in connection with an equity financing shall automatically convert into shares of the subsequent preferred stock at the applicable conversion ratio.

Stock Transactions

In 2022, the Company issued 22,707 shares of common stock pursuant to its Regulation A+ offering for net proceeds of $50,556.

In April 2022, the Company issued 831,025 shares of common stock to pursuant to an intellectual property agreement to purchase certain patent applications. The Company recognized $2,210,360 in research and development expense, representing a fair value of $2.67 per share as per the Regulation A+ offering.

Abundant Robots, Inc. 2021 Stock Incentive Plan

The Company has adopted the Abundant Robots, Inc. 2021 Stock Incentive Plan (“2021 Plan”), which provides for the grant of shares of stock options and stock appreciation rights (“SARs”) and restricted common shares to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2021 Plan was 789,474 shares as of June 30, 2022. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

In 2022, the Company granted 157,895 options to purchase common stock with an exercise price of $0.01. The grant date fair value of the options was $418,422, of which $81,622 was included as stock-based compensation and presented within general and administrative expenses in the statement of operations.

7.	RELATED PARTY TRANSACTIONS

Refer to Notes 4 and 5 for detail on the Company’s loan receivable and payable with related parties.

As of June 30, 2022 and December 31, 2021, the Company had $689,074 and $275,468, respectively, in accounts payable with related parties under common control.

The Company entered into agreements with Wavemaker Labs, a related party under common control, for consulting, technology, general support activities, and product development services. During 2022, the Company incurred $262,885 of fees under this agreement, including $223,226 in services payable in cash and $39,659 for which the Company intends to satisfy through the issuance of warrants in 2022. The services incurred represent total labor costs incurred by the Company at a commercial rate less the actual labor costs of the related entity plus a 10% mark-up on materials costs.

The Company entered into agreements with Wax, Inc. a related party under common control, for consulting, technology, general support activities, and product development services. During 2022, the Company incurred $150,000 of fees under this agreement, which was included in accounts payable, related party as of June 30, 2022.

8.	COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

9.	SUBSEQUENT EVENTS

From July 1, 2022 through the issuance date, the Company has raised approximately $23,000 in net proceeds from the offering.

Management has evaluated subsequent events through September 21, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.